UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: March 31, 2018 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers	001-32938, 333-148409, and 333-205082

Allied World Assurance Company Holdings, AG

Allied World Assurance Company Holdings, Ltd

(Exact name of registrant as specified in its charter)

Park Tower, 15th Floor, Gubelstrasse 24, 6300 Zug, Switzerland, +41-41-768-1080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value CHF 4.10 per share

5.50% Senior Notes due 2020 and Guarantee thereof

4.35% Senior Notes due 2025 and Guarantee thereof

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, par value CHF 4.10 per share: 125

5.50% Senior Notes due 2020: 50

4.35% Senior Notes due 2025: 50

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanatory Note: Pursuant to an Agreement and Plan of Merger, dated as of December 18, 2016 (the “Merger Agreement”), a wholly-owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”) completed an exchange offer to acquire all of the outstanding common shares, par value CHF 4.10 per share (the “Common Shares”), of Allied World Assurance Company Holdings, AG (“Allied World”) on July 6, 2017.  As publicly reported, pursuant to the exchange offer, Fairfax acquired approximately 94.6% of the outstanding Common Shares.  As part of the exchange offer, all of the outstanding restricted shares, restricted stock units and other equity awards of Allied World previously registered on Form S-8 became fully vested and were paid out in accordance with the Merger Agreement.  On July 27, 2017, following the filing of a Form 25, the Common Shares were delisted from the New York Stock Exchange and are no longer publicly traded.

At an extraordinary meeting of shareholders of Allied World to be held on August 16, 2017, Fairfax plans to vote all of its Common Shares, representing the requisite vote under Swiss law, in favor of a squeeze-out merger pursuant to which Allied World will be merged with and into a wholly-owned merger subsidiary of Fairfax (with the merger subsidiary as the surviving entity) and all of the Common Shares will be extinguished.  At the effective time of the squeeze-out merger, each holder of Common Shares is entitled to receive the same per share consideration, consisting of cash and Fairfax shares, as was received by shareholders who participated in the exchange offer.  Allied World expects that the merger will become effective on August 16, 2017, which is the earliest possible time under Swiss law that the back-end merger can be completed.

The registrant is filing this Form 15 pursuant to Rule 12h-3 in reliance on the SEC’s guidance to other similarly situated registrants regarding periodic reports.  In light of the fact that all the Common Shares will be extinguished at the effective time of the squeeze-out merger and that the remaining outstanding securities, including 5.50% Senior Notes due 2020 and 4.35% Senior Notes due 2025, are held by less than 300 holders of record, the registrant will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 7, 2017	By:	/s/ Wesley D. Dupont
		Name:	Wesley D. Dupont
		Title:	Executive Vice President & General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.